IDAHO POWER COMPANY
                       CONSOLIDATED FINANCIAL INFORMATION
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 SUPPLEMENTAL RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND
                                  REQUIREMENTS
                                                                                     Twelve Months Ended
                                               Twelve Months Ended December 31,           March 31,
                                                    (Thousands of Dollars)               (Unaudited)
                                         1989      1990      1991      1992      1993        1994
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income             $ 84,737  $ 69,241  $ 57,872 $ 59,990  $ 84,464    $ 81,377
Income taxes:
  Income taxes (includes amounts
   charged to other income and
   deductions)                          45,336    26,418    24,321   24,601    38,057      36,905
  Investment tax credit adjustment      (3,295)   (3,184)   (3,177)  (1,439)   (1,583)     (1,635)

     Total income taxes                 42,041    23,234    21,144   23,162    36,474      35,270

Income before income taxes             126,778    92,475    79,016   82,152   120,938     116,647

Fixed Charges:
  Interest on long-term debt            49,629    50,119    54,370   53,408    53,706      52,889
  Amortization of debt discount,
   expense and premium - net               238       309       374      392       507         547
  Interest on short-term bank loans      2,200     1,027       935      647       220         227
  Other interest                         3,164     2,259     3,297    1,011     2,023       2,387
  Interest portion of rentals              757       902       884      683     1,077         829

     Total fixed charges                55,988    54,616    59,860   56,141    57,533      56,879
  Suppl increment to fixed charges*      2,321     1,969     1,599    2,487     2,631       2,629

     Supplemental fixed charges         58,309    56,585    61,459   58,628    60,164      59,508
   Preferred dividend requirements       6,374     5,685     6,663    7,611     8,547       9,211
     Total supplemental fixed charges
      and preferred dividends           64,683    62,270    68,122   66,239    68,711      68,719

Supplemental earnings - as defined    $185,087  $149,060  $140,475 $141,780  $181,102    $176,155

Supplemental ratio of earnings to
 fixed charges and preferred
 dividends                               2.86X     2.39X     2.06X    2.14X     2.64X       2.56X

* Explanation of increment:
  Interest on the quaranty of American Falls Reservoir District Bonds and Milner Dam Inc. Notes which are already included in operating expense.
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